SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

PORTUGAL TELECOM, SGPS S.A.

Open company

Registered Office: Avenida Fontes Pereira de Melo, 40, Lisboa

Share Capital: 26.895.375 Euros

Registration with the Commercial Registry of Lisbon and

 Corporation no. 503 215 058

NOTICE

In accordance with articles 375, number 1 and 376, number 1, of the Portuguese Companies Code and pursuant to article 21-B of the Portuguese Securities Code, I hereby call a General Meeting of Shareholders of Portugal Telecom, SGPS, S.A.

The meeting will be held at the Company’s registered office, located at Avenida Fontes Pereira de Melo, 40, in Lisbon, on 29 May 2015, from 3:00 p.m.

The agenda will be as follows:

AGENDA

1:                 To resolve on the management report, balance sheet and accounts for the year 2014;

2:                 To resolve on the consolidated management report, balance sheet and accounts for the year 2014;

3:                 To resolve on the proposal for application of profits;

4:                 To resolve on a general appraisal of the Company’s management and supervision;

5:                 To resolve on the ratification of the co-option of new members and the appointment of the new Chairmen of the Board of Directors and of the Audit Committee for the remaining of the three-year period 2012-2014;

6:                 To resolve on the Amendment of articles 1, 2, 4, 5, 7, 10, 11, 12, 13, 15, 16, 17, 18, 20, 23, 24, 26, 27, 28, 29 and 30 to 35 and the title of section IV of chapter III of the Company’s Articles of Association;

7:                 To resolve on the election of the members of the corporate bodies and the Compensation Committee for the three-year period 2015-2017;

8:                 To resolve on the election of the Company’s effective and alternate Chartered Accountant (“ROC”) for the three-year period 2015-2017;

9:                 To resolve on the statement of the Compensation Committee on the remuneration policy for the members of the management and supervisory bodies of the Company;

10:          To resolve on the creation of an ad hoc committee to determine the remuneration of the members of the Compensation Committee.

In the event that the General Meeting is unable to resolve on any of the matters on the agenda due to a lack of required share capital representation, I hereby call the Shareholders to meet pursuant to a second call on, 15 June 2015, at 3:00 p.m., at the Company’s registered office, with the same agenda.

Preparatory Information to the General Meeting

On the legal deadline, the proposals to be submitted by the Board of Directors to the General Meeting, the reports that must be attached thereto according to the law and other preparatory information will be made available to the Shareholders at the Company’s registered office and on its website www.ptsgps.pt. The management report and financial statements will also be made available at the Information Disclosure System of the Portuguese Securities Commission (www.cmvm.pt).

Participation and Exercice of Voting Rights

The article 13 of the Articles of Association of Portugal Telecom, SGPS S.A., on the participation and exercise of voting rights at a General Meeting of Shareholders, is transcribed below.

“Article 13

Participation and Voting Rights

1. Only shareholders with voting rights shall be entitled to attend a General Meeting.

2. The shareholders that, at the record date, corresponding to 00:00 a.m. (GMT) of the fifth trading day prior to the holding of the meeting, are holders of shares that give them at least one vote, are entitled to attend and vote at the General Meeting.

3. The participation and voting rights at the General Meeting do not depend on the blocking of shares between the record date and the date of the General Meeting.

4. The Chairman of the Board of the General Meeting defines, on the notice, the procedures, and respective target dates, which shall be adopted by the shareholders and by the financial intermediaries with whom they have opened the account for individual registration of securities for the purpose of participation on the General Meeting by the shareholders.

5. To each 500 shares shall correspond one vote, and shareholders having less than such number of shares may form a group so that, jointly and arranging to be represented by one of the group’s members, they make up the number of shares required to exercise voting rights.

6. The exercise of voting rights by correspondence or electronic means may cover all matters included in the notice, under the terms and conditions therein established.

7. The terms and conditions for the exercise of vote by correspondence or by electronic means shall be established by the Chairman of the Board of the General Meeting in the respective notice, so as to ensure its authenticity, regularity, safety, trustfulness and confidentiality until the voting takes place. In either case, the Chairman of the Board of the General Meeting shall receive a communication made by the relevant shareholder, together with simple signature accompanied with a photocopy of the shareholder’s identity card or, in the case of corporations, together with a legally acknowledged signature. In order to ensure confidentiality, these documents shall be addressed to the Chairman of the Board of the General Meeting in a closed envelope, which shall only be opened at the counting of the votes.

8. Votes cast by correspondence or by electronic means shall be considered as votes against the resolution proposals presented after such votes are cast.

9. The attendance to the General Meeting of a shareholder who has exercised his/her voting rights by correspondence or by electronic means, or the attendance of his/her representative, shall cause the revocation of the vote cast by those means.

10. Votes cast by a holder of ordinary shares, on his own account or through a representative, in his own name or as the representative of another shareholder, when exceeding ten per cent of the company’s total voting stock, shall not be counted.

11. For the purposes of this article, shares shall be deemed to belong to the shareholder if held by persons in the situations contemplated by article 20 of the Portuguese Securities Code, and the limit for each person covered shall be proportional to the number of votes cast by such person.

12. The limit set out in number ten above shall apply to all resolutions, including those requiring a qualified majority.

13. In the case of joint ownership of shares, only the common representative, or a representative of the latter, may participate in the General Meeting.

14. The limitations set forth in the foregoing numbers shall apply to any usufructuaries and pledgees of shares.

15. In the context of ADR (American Depositary Receipt) or GDR (Global Depositary Receipt) representing shares of the Company, owners of ADRs or GDRs shall be deemed to be shareholders, in accordance with the following number, and the entity in whose name the underlying shares are registered shall be deemed to be a mere representative.

16. By virtue of the foregoing number:

a) The provisions of article three hundred eighty-five of the Portuguese Companies Code applicable to representatives shall apply to the entity in whose name the shares serving as a basis for the issue of ADR or GDR programmes are inscribed;

b) The limitation on the counting of votes as established under the law or the Articles of Association shall refer to votes cast on behalf of each ADR or GDR owner, as to whom the provisions of number eleven shall be considered, and each such owner shall be subject to the provisions of article twelve.

17. The limitation on the counting of votes cast by an entity on behalf of another shall not apply to entities in whose name shares of the Company serving as a basis for the ADR or GDR programme are registered.

18. For the purposes of participation in and exercise of voting rights at a General Meeting of Shareholders, the owners of ADRs or GDRs must comply with the provisions of this article.”

It should be taken into account article 23-C of the Portuguese Securities Code, according to which only Shareholders who, at 00:00 a.m. (GMT) on 22 May  2015 (“record date”), hold shares attributing them at least one vote shall be entitled to participate and vote at the General Meeting.

The right to participate and to vote at the General Meeting does not depend on any blocking of shares between the record date and the date of the General Meeting.

Shareholders intending to take part in the General Meeting shall declare such intent to the Chairman of the Board of the General Meeting (*) and to the financial intermediary(ies) with whom they have opened an individual securities account by no later than 11:59 p.m. (GMT) on 21 May 2015. For such purpose, the Shareholders may use the declaration forms made available to them at the Company’s registered office and on its website www.ptsgps.pt as from the publication of this Notice.

The declaration to the Chairman of the Board of the General Meeting referred to in the previous paragraph may be transmitted by e-mail to the following address: assembleia.ptsgps@telecom.pt.

Financial intermediaries who are informed of the intent of their clients to take part in the General Meeting shall send to the Chairman of the Board of the General Meeting (*), by 11:59 p.m. (GMT) on 22 May 2015, the information on the number of shares registered in the name of each client (in accordance with article 74 of the Portuguese Securities Code) as of the record date (“declaration of the financial intermediary”), and for such purpose they may use the e-mail address assembleia.ptsgps@telecom.pt.

The Shareholders are admitted to participate and vote only if the declarations of their financial intermediaries have been received by the Chairman of the Board of the General Meeting by 11:59 p.m. (GMT) on 22 May 2015.

Any Shareholder who, as a professional, holds shares in his own name but on behalf of his clients (“professional shareholder”) may vote in different directions with his shares, provided that, in addition to the participation declaration and to his financial intermediary sending all information as referred to above, he submits to the Chairman of the Board of the General Meeting, by 11:59 p.m. (GMT) on 21 May 2015, by using any sufficient and proportional means of proof: (i) the identification of each client and the number of shares entitled to vote on such client’s behalf, and (ii) the voting instructions given by each relevant client specifically for each item on the agenda. For these purposes, it is considered a “sufficient and proportional mean of proof” a statement of responsibility sent by the professional shareholder confirming that he has received from his clients voting instructions to each item on the agenda and indicating the other information referred to in (i) and (ii) above.

Professional shareholders are admitted to participate and vote only if: (i) the information mentioned in the preceding paragraph has been received by the Chairman of the Board of the General Meeting by 11:59 p.m. (GMT) on 21 May 2015, and (ii) the declarations of their respective financial intermediaries have been received by the Chairman of the Board of the General Meeting by 11:59 p.m. (GMT) on 22 May 2015.

The Shareholders having declared their intent to take part in the General Meeting as abovementioned who transfer any shares between the record date and the closure of the General Meeting shall immediately give notice thereof to the Chairman of the Board of the General Meeting and the Portuguese Securities Commission.

Shareholders’ Rights

(i) Right to information at a General Meeting of Shareholders

The Shareholders may, in the course of a General Meeting, request for true, detailed and clear information so as to permit them to form a grounded opinion on the matters submitted to resolution.

Any information requested is given by the corporate body qualified therefore, but shall be withheld in the event its disclosure might cause serious harm to the Company, or to a related company, or a violation of secrecy as imposed by law.

(ii) Right to request the insertion of new items on the agenda

Shareholders who, individually or jointly with other Shareholders, hold shares corresponding to at least 2% of the Company’s share capital, are entitled to request the insertion of new items on the agenda, by means of written application addressed to the Chairman of the Board of the General Meeting (*).

Said application shall be duly justified and submitted in the 5 days following the date of the publication of this Notice and accompanied by a resolution proposal for each requested item, as well as by proof of ownership of the required share capital.

(iii) Right to submit resolution proposals

Shareholders who, individually or jointly with other Shareholders, hold shares corresponding to at least 2% of the Company’s share capital, are entitled to request the insertion of resolution proposals on the items mentioned on or added to the agenda.

For such purpose, the Shareholders shall address a duly justified written application to the Chairman of the Board of the General Meeting, together with any information accompanying such proposal and proof of ownership of the required share capital, in the 5 days following the date of the publication of this Notice.

Representation of Shareholders

The Shareholders may arrange to be represented at the General Meeting pursuant to the provisions of article 380 of the Portuguese Companies Code. A signed letter addressed to the Chairman of the Board of the General Meeting (*) is sufficient as instrument of representation.

For such purpose, the Shareholders may use the form available as from the publication of this Notice at the Company’s registered office and on the website www.ptsgps.pt.

Any Shareholder may appoint different representatives as to shares held in different securities accounts.

The Shareholders’ letters of representation referred to in the foregoing paragraphs, as well as the letters of Shareholders who are corporations conveying the name of the person who represents them and the instruments of shareholder groupings, shall be addressed to the Chairman of the Board of the General Meeting (*) so that they are received no later than 11:59 p.m. (GMT) on 21 May 2015.

Voting by correspondence

Shareholders with voting rights as referred to above may exercise such rights by correspondence, provided that, no later than 5:00 p.m. (GMT) on 13 May 2015, the Chairman of the Board of the General Meeting (*) receives a communication, with a certified signature confirming that the signing person has powers to bind the relevant company or, in the case of individuals, with a simple signature accompanied by a photocopy of the relevant identity card. This communication shall include the address to which voting papers and other documentation shall be sent. Shareholders must send to the Chairman of the Board of the General Meeting (*) a closed envelope containing another envelope with the duly completed voting papers, so that the Chairman receives it no later than 5:00 p.m. (GMT) on 25 May 2015.

As an alternative, Shareholders may also download the voting papers from the website www.ptsgps.pt (such papers being available thereon as from publication of this Notice), and send the same to the Company, addressed to the Chairman of the Board of the General Meeting (*), duly completed and in a closed envelope, so that they are received, together with an envelope containing the declaration with a signature certified so as to confirm that the signing person has powers to bind the relevant company or, in the case of individuals, with a simple signature accompanied by a photocopy of the relevant identity card, no later than 5:00 p.m. (GMT) on 25 May 2015.

The votes of Shareholders cast by correspondence are only considered if the declaration of the financial intermediary in respect of their shares is received by the Chairman of the Board of the General Meeting by 11:59 p.m. (GMT) on 22 May 2015.

Voting by electronic means

Shareholders with voting rights may also vote through the website www.ptsgps.pt, in accordance with the requirements established thereon, provided that, no later than 5:00 p.m. (GMT) on 13 May 2015, the Chairman of the Board of the General Meeting (*) receives a communication, prepared in accordance with the form made available on that same website, with a certified signature so as to confirm that the signing person has powers to bind the relevant company or, in the case of individuals, with a simple signature accompanied by a photocopy of the relevant identity card. This communication shall include the mailing address to which the Shareholder intends that the password provided by the Company for this purpose is sent.

Such Shareholders may cast their votes between 00:00 a.m. (GMT) on 20 May 2015 and 5:00 p.m. (GMT) on 25 May 2015.

The votes of Shareholders cast by electronic means are only considered if the declaration of the financial intermediary in respect of their shares has been received by the Chairman of the Board of the General Meeting by 11:59 p.m. (GMT) on 22 May 2015.

Counting of votes

Votes cast either by correspondence or by electronic means are considered at the time of the counting of votes, by adding the same to those cast in the course of the General Meeting.

( * )	Chairman of the Board of the General Meeting:
	Mailing Address:	Avenida Fontes Pereira de Melo, nº 40-10º piso, 1069-300 Lisboa
	Telephone:	+ 351 800 207 369
	Fax:	+ 351 215 001 890
	E-mail:	assembleia.ptsgps@telecom.pt

Lisbon, 30 April 2015

The Chairman of the Board of the General Meeting of Shareholders,

António Manuel da Rocha e Menezes Cordeiro

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.